August 3, 2023 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549
Re: Foremost Lithium Resource & Technology Ltd. (the "Company") Registration Statement on Form F-1 File No. 333-272028

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 5:00 PM on August 7, 2023, or as soon thereafter as is practicable, unless we or our outside counsel, Dorsey & Whitney LLP, request by telephone that such Registration Statement be declared effective at some other time.

Very truly yours,

Foremost Lithium Resource & Technology Ltd.

By:	/s/ Jason Barnard

Name: Jason Barnard

Title: Chief Executive Officer